FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

     Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number: 001-14278

QUILMES INDUSTRIAL (QUINSA),
SOCIÉTÉ ANONYME
 (Translation of registrant’s name into English)

84, GRAND RUE L-1660 LUXEMBOURG ,
GRAND-DUCHY OF LUXEMBOURG
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

QUILMES INDUSTRIAL (QUINSA), S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “COMPLETION OF CURRENT SHARE REPURCHASE PROGRAM”

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUILMES INDUSTRIAL (QUINSA), S.A.

Dated: August 1, 2005	By: /s/ Agustin Garcia Mansilla

Name: Agustin Garcia Mansilla
Title: Chief Executive Officer

Item 1

84 Grand-Rue • Luxembourg
Tel: +352.473.884 • Fax: +352.226.056

CONTACT:

Francis Cressall
Quilmes Industrial (Quinsa) S.A.
+5411-4321-1826
FOR IMMEDIATE RELEASE

COMPLETION OF CURRENT SHARE REPURCHASE PROGRAM

LUXEMBOURG – AUGUST 1, 2005 — Quilmes Industrial (Quinsa) S.A. (NYSE:LQU) (the “Company”) today announced that it had fully utilized the amount allocated by the Company’s board of directors for stock repurchases under the current stock repurchase program.

As previously disclosed, in March 2004, the Company announced that its board of directors had authorized a stock buyback program pursuant to which the Company might purchase up to US$ 50 million of its shares. Consequently, unless and until the board of directors decides to authorize additional stock repurchases, the Company will not be seeking to acquire shares of its stock in open market purchase transactions.

ABOUT QUINSA

Quinsa is a Luxembourg-based holding company that controls 87.6 percent of Quilmes International (Bermuda) (“QIB”). The remaining 12.4 percent stake is held by Beverage Associates (BAC) Corp. (“BAC”) and by Companhia de Bebidas das Americas — AmBev (“AmBev”).

Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are strong market leaders in Argentina, Bolivia, Paraguay and Uruguay, and have a presence in Chile. Further, pursuant to the Company’s strategic alliance with AmBev, it has entered into license and distribution agreements to produce and sell the AmBev brands in Argentina, Bolivia, Paraguay and Uruguay. Similarly, under the agreements, AmBev may produce and distribute Quinsa’s brands in Brazil.

The Company also has bottling and franchise agreements with PepsiCo, and thus accounts for 100% of PepsiCo beverage sales in Uruguay and more than 80% of PepsiCo beverage sales in Argentina.

Quinsa’s Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU). Quinsa’s American Depository Shares, representing the Company’s Class B shares, are listed on the New York Stock Exchange (NYSE:LQU).

Quinsa’s web address: www.quinsa.com or www.quinsa.com.ar

Forward-Looking Statements

Except for historical information contained herein, the statements in this release are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, changes in customers' demand for the Company's products, changes in raw material, labor, equipment and transportation costs and availability, changes in customer orders, pricing actions by the Company's competitors, disagreements between the Company’s controlling shareholders and general changes in economic conditions. Risks associated with forward-looking statements are more fully described in the Company's filings with the Securities and Exchange Commission. The Company assumes no duty to update its outlook statements as of any future date.